UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011

Commission File Number: 001-34936

NOAH HOLDINGS LIMITED

6th Floor, Times Finance Center

No. 68 Middle Yincheng Road

Pudong, Shanghai 200120, People’s Republic of China

(86-21) 3860-2301

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOAH HOLDINGS LIMITED

By:	/s/ Tao Thomas Wu
Name:	Tao Thomas Wu
Title:	Chief Financial Officer

Date: February 25, 2011

EXHIBIT INDEX

Exhibit 99.1 – Press Release regarding Noah’s fourth quarter 2010 and fiscal year 2010 financial results

NOAH HOLDINGS LIMITED ANNOUNCES

2010 FOURTH QUARTER AND FISCAL YEAR 2010 FINANCIAL RESULTS

SHANGHAI, CHINA — February 24, 2011 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), the leading independent service provider focusing on distributing wealth management products to the high net worth population in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2010.

FOURTH QUARTER 2010 FINANCIAL HIGHLIGHTS

•	Net revenues were US$14.0 million, representing an increase of 157.1% from US$5.4 million in the fourth quarter of 2009.

•

Income from operations was US$6.1 million, representing an increase of 184.9% from US$2.1 million in the fourth quarter of 2009. Operating margin was 43.4%, as compared to 39.2% in the fourth quarter of 2009.

•

Net income attributable to Noah shareholders was US$4.2 million, representing an increase of 88.9% from US$2.2 million in the fourth quarter of 2009. Non-GAAP[1] net income attributable to Noah shareholders was US$4.7 million, representing an increase of 110.6% from US$2.2 million in the fourth quarter of 2009. Net margin was 30.3%, as compared to 41.3% in the fourth quarter of 2009. Non-GAAP net margin was 33.3%, as compared to 40.7% in the fourth quarter of 2009.

•

Net income per basic and diluted ADS were US$0.08, as compared to US$0.06 and US$0.04, respectively, in the fourth quarter of 2009. Non-GAAP net income per diluted ADS was US$0.09, as compared to US$0.04 in the fourth quarter of 2009.

FISCAL YEAR 2010 FINANCIAL HIGHLIGHTS

•	Net revenues were US$37.9 million, representing an increase of 160.0% from US$14.6 million in the previous year.

•	Income from operations was US$15.7 million, representing an increase of 235.0% from US$4.7 million in the previous year. Operating margin was 41.4%, as compared to 32.1% in the full year 2009.

•

Net income attributable to Noah shareholders was US$11.5 million, representing an increase of 216.0% from US$3.6 million in the full year 2009. Non-GAAP net income attributable to Noah shareholders was US$13.4 million, representing an increase of 149.9% from US$5.4 million in the full year 2009. Net margin was 30.5%, as compared to 25.1% in the full year 2009. Non-GAAP net margin was 35.5%, as compared to 36.9% in the full year 2009.

•

Net income per basic and diluted ADS were US$0.26 and US$0.23, respectively, as compared to US$0.10 and US$0.07, respectively, in the full year 2009. Non-GAAP net income per diluted ADS was US$0.28, as compared to US$0.12 in the full year 2009.

FOURTH QUARTER 2010 and FISCAL YEAR 2010 OPERATIONAL HIGHLIGHTS

•

As of December 31, 2010, the Company’s total number of registered clients grew 69.0% year-over-year to 16,296, including 15,857 registered individual clients, 399 registered enterprise clients and 40 wholesale clients that have entered into cooperation agreements with the Company.

[1]

Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures as adjusted by excluding the effects of all forms of share-based compensation and gain (loss) on change in fair value of derivative liabilities.

•	The Company had 621 active clients[2] during the fourth quarter of 2010, representing a 22.7% increase from 506 during the fourth quarter of 2009.

•

The aggregate value of wealth management products distributed by the Company during the fourth quarter of 2010 was RMB4.4 billion (approximately US$661.8 million)[3], representing a 79.0% increase from the fourth quarter of 2009. Of this aggregate value, fixed income products accounted for 45.9%, private equity fund products accounted for 53.0%, and securities investment funds and investment-linked insurance products accounted for 1.1%.

•

The average transaction value per client[4] in the fourth quarter of 2010 increased 45.8% to RMB7.1 million (approximately US$1.1 million), as compared to RMB4.9 million (approximately US$0.7 million) for the fourth quarter of 2009.

•

As of December 31, 2010, Noah’s coverage network included 39 branches, as compared to 16 branches as of December 31, 2009. The number of relationship managers increased to 341 as of December 31, 2010, as compared to 192 as of December 31, 2009.

•	The Company had 1,631 active clients during the full year 2010, representing a 32.1% increase from 1,235 during the full year 2009.

•

The aggregate value of wealth management products distributed by the Company during the full year 2010 was RMB14.4 billion (approximately US$2.1 billion), representing a 158.7% increase from the full year 2009. Of this aggregate value, fixed income products accounted for 41.0%, private equity fund products accounted for 57.3%, and securities investment funds and investment-linked insurance products accounted for 1.7%.

•

The average transaction value per client for the full year 2010 was RMB8.8 million (approximately US$1.3 million), representing a 95.9% increase from RMB4.5 million (approximately US$0.7 million) for the full year 2009.

Ms. Jingbo Wang, Co-founder, Chairwoman of the board of directors and Chief Executive Officer, commented, “We are pleased to announce strong results for the fourth quarter and for fiscal year 2010. The results reflect continued strong outlook for our industry. We believe there would be a secular growth in China’s high net worth population as a result of China’s economic expansion. And we will continue to focus on value creation for our clients – the high net worth population of China.”

Mr. Tom Wu, Chief Financial Officer, said, “The fourth quarter financial results are evidence of favorable industry fundamentals, the sustainability of our model and the successful implementation of our strategic initiatives. We successfully expanded our branch network, focusing on the second- and third-tier towns in China where private economy thrives. As we continue to build the value of our client relationships, we are also benefiting from the efficiency gained from economies of scale.”

[2]	“Active clients” refers to those registered clients who purchased wealth management products distributed by Noah during any given period.
[3]	The amount in RMB was translated into U.S. dollars using the average rate for the period as set forth in the H.10 statistical release of the Federal Reserve Board.
[4]	“Average transaction value per client” refers to the average value of wealth management products distributed by Noah that are purchased by active clients during a given period.

FOURTH QUARTER 2010 and FISCAL YEAR 2010 FINANCIAL RESULTS

Net Revenues

Net revenues for the fourth quarter of 2010 were US$14.0 million, representing an increase of 157.1% from US$5.4 million in the fourth quarter of 2009. The year-over-year increase was attributable to an increase of US$6.1 million in one-time commissions and an increase of US$2.5 million in recurring service fees.

Net revenues for the full year 2010 were US$37.9 million, representing an increase of 160.0% from US$14.6 million in the full year 2009. The year-over-year increase was attributable to an increase of US$17.8 million in one-time commissions and an increase of US$5.5 million in recurring service fees.

Net revenues from one-time commissions for the fourth quarter of 2010 were US$10.3 million, a year-over-year increase of 145.2% from US$4.2 million in the fourth quarter of 2009. Net revenues from one-time commissions for the full year 2010 were US$29.2 million, a year-over-year increase of 155.6% from US$11.4 million in the full year 2009. The year-over-year increases in net revenues from one-time commissions for the fourth quarter of 2010 and fiscal year 2010 were primarily driven by increases in both the number of active clients and the average transaction value per client.

Net revenues from recurring service fees for the fourth quarter of 2010 were US$3.7 million, a year-over-year increase of 208.3% from US$1.2 million in the fourth quarter of 2009. Net revenues from recurring service fees for the full year 2010 were US$8.6 million, a year-over-year increase of 176.2% from US$3.1 million in the full year 2009. The year-over-year increases in net revenues from recurring service fees for the fourth quarter of 2010 and fiscal year 2010 were mainly due to an increase in the transaction value of private equity fund products distributed.

Operating Margin

The Company’s operating margin for the fourth quarter was 43.4%, as compared to 39.2% in the fourth quarter of 2009. Operating margin for the full year 2010 was 41.4%, as compared to an operating margin of 32.1% for the full year 2009. The year-over-year operating margin improvements for the fourth quarter of 2010 and fiscal year 2010 were primarily due to the fact that the increase in net revenues outpaced that in the operating expenses, especially general and administrative (G&A) expenses, due to the efficiency resulted from economies of scale.

Operating cost and expenses for the fourth quarter of 2010, including cost of revenues, selling expenses, G&A expenses and other operating income, were US$7.9 million, a year-over-year increase of 139.1% from US$3.3 million in the fourth quarter of 2009. Operating cost and expenses for the full year 2010 were US$22.2 million, up 124.4% from US$9.9 million in 2009.

Cost of revenues for the fourth quarter of 2010 totaled US$2.6 million, a year-over-year increase of 165.7% from US$1.0 million in the fourth quarter of 2009. Cost of revenues for the full year 2010 totaled US$6.6 million, representing a 161.9% increase from US$2.5 million for the full year 2009. The year-over-year increases in the cost of revenues for the fourth quarter of 2010 and fiscal year 2010 were primarily due to an increase in compensation expenses paid to relationship managers.

Selling expenses for the fourth quarter of 2010 were US$3.5 million, a year-over-year increase of 213.1% from US$1.1 million in the fourth quarter of 2009. Selling expenses as a percentage of net revenues for the quarter were 25.2%, representing an increase from 20.7% in the fourth quarter of 2009. Selling expenses were US$8.5 million in the full year 2010, an increase from US$3.2 million in the full year 2009. The year-over-year increases in selling expenses for the fourth quarter of 2010 and fiscal year 2010 were primarily due to increases in personnel expenses, client service expenses and rental expenses as a result of the Company’s network expansion.

G&A expenses for the fourth quarter of 2010 were US$1.8 million, a year-over-year increase of 45.3% from US$1.3 million in the fourth quarter of 2009. G&A expenses as a percentage of net revenues for the quarter were 13.1%, representing a decrease from 23.2% in the fourth quarter of 2009. G&A expenses for the full year 2010 were US$7.3 million, up 64.4% from US$4.4 million in the full year 2009. The year-over-year increases in G&A expenses for the fourth quarter of 2010 and fiscal year 2010 were primarily due to an increase in employee compensation expenses contributable to G&A expenses as a result of the expansion of the Company. An increase in share-based compensation expenses also contributed to the increase in G&A expenses in the full year 2010.

Gain (Loss) on Change in Fair Value of Derivative Liabilities

In the fourth quarter of 2010, the Company did not record any charge on change in fair value of derivative liabilities as it did in the fourth quarter of 2009, as the redemption provisions of series A preferred shares that had triggered the accounting treatment of derivative liabilities were modified in June 2010. The series A preferred shares were converted into ordinary shares upon the Company’s initial public offering, so there would be no such charge after the Company’s initial public offering. In the fourth quarter of 2009, a gain of US$0.3 million was recorded. The Company recorded a gain on change in fair value of derivative liabilities of US$0.4 million for the full year 2010, as compared to a loss on change in fair value of derivative liabilities of US$0.8 million for the full year 2009, primarily due to the fact that the likelihood of occurrence of an optional conversion or a change in control event was reduced with the approaching initial public offering.

Income Tax Expenses

Income tax expenses for the fourth quarter of 2010 were US$1.9 million, representing an increase of 359.8% from US$0.4 million in the fourth quarter of 2009. The year-over-year increase was primarily due to an increase in taxable income. In the fourth quarter of 2009, the Company recorded a gain on change in fair value of derivative liabilities in the amount of US$0.3 million, which was not taxable. This further reduced the taxable income in the fourth quarter of 2009.

Income tax expenses for the full year 2010 were US$4.8 million, an increase from US$0.6 million in 2009. The increase was primarily attributable to an increase in taxable income. In fiscal year 2010, the Company did not benefit from any reversal of uncertain tax liabilities, which the Company recorded in the amount of US$0.8 million for the full year 2009. This further boosted the increase in income tax expenses on a year-over-year basis from 2009 to 2010.

Net Income

In the fourth quarter of 2010, net income attributable to Noah shareholders was US$4.2 million, a year-over-year increase of 88.9% from US$2.2 million in the fourth quarter of 2009. Net margin for the fourth quarter of 2010 was 30.3%, a decrease from 41.3% in the fourth quarter of 2009. Non-GAAP net income attributable to Noah shareholders for the fourth quarter of 2010 was US$4.7 million, a year-over-year increase of 110.6% from US$2.2 million in the fourth quarter of 2009. Non-GAAP net margin for the fourth quarter of 2010 was 33.3%, a decrease from 40.7% in the fourth quarter of 2009. The year-over-year decreases in net margin and non-GAAP net margin for the fourth quarter of 2010 were primarily due to an increase in income tax expenses and a decrease in investment income.

Income per basic and diluted ADS for the fourth quarter of 2010 were US$0.08, an increase from US$0.06 and US$0.04, respectively, in the fourth quarter of 2009. Non-GAAP income per diluted ADS for the fourth quarter of 2010 was US$0.09, an increase from US$0.04 in the fourth quarter of 2009.

Balance Sheet and Cash Flow

As of December 31, 2010, the Company had US$133.3 million in cash and cash equivalents, an increase of US$111.5 million from US$21.8 million as of September 30, 2010. In the fourth quarter of 2010, the Company generated US$11.5 million from operating activities, invested US$4.4 million in fixed income products and used US$0.5 million to acquire property and equipment.

The Company received net proceeds of US$105 million as the result of its New York Stock Exchange listing completed on November 10, 2010.

FISCAL YEAR 2011 FORECAST

The Company estimates that non-GAAP net income attributable to Noah Shareholders for the fiscal year 2011 is expected to be in the range of US$21.0 million and US$25.0 million, representing a year-over-year increase in the range of 56.7% and 86.6%. This estimate reflects management’s current business outlook and is subject to change.

CONFERENCE CALL

Senior management will host a conference call at 8:00 am (Eastern) / 5:00 am (Pacific) / 9:00 pm (Beijing) on Friday, February 25, 2011 to discuss its fourth quarter and full year 2011 financial results and recent business activity. The conference call may be accessed by calling the following numbers:

	Toll Free	Toll
• United States	1 866 362-4831	1 617 597-5347
• China	10-800-130-0399
• South China	China Telecom 10-800-120-2655/ 10-800-152-1490
• North China	China Netcom 10-800-852-1490/ 10-800-7122-655
• Hong Kong	800 96 3844
• United Kingdom	080-8234-7616
Participant Passcode	“NOAH”

A telephone replay will be available shortly after the call until March 4, 2011 at (US Toll Free) +1-888-286-8010 or (US Toll) +1-617-801-6888. Passcode: 15609938.

A live webcast of the conference call and replay is available in the investor relations section of the Company’s website at: http://ir.noahwm.com.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES:

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation and loss or gain on change in fair value of derivative liabilities. The non-GAAP financial measures used by management and disclosed by the Company exclude the income statement effects of all forms of share-based compensation and loss or gain on change in fair value of derivative liabilities. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures is set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impacts of share-based compensation and change in fair value of derivative liabilities to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income (loss), non-GAAP income (loss) per diluted ADS and non-GAAP net margin provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and of loss (gain) on change in fair value of derivative liabilities in the periods presented. As the Company removed the restrictions on such shares and revised the relevant provisions of the Company’s series A preferred shares that triggered the accounting treatment of derivative liabilities in June 2010, the Company does not expect to incur similar expenses in the future. To make financial results comparable period by period, the Company utilized the non-GAAP financial results to better understand its historical business operations.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited is the leading service provider focusing on distributing wealth management products to the high net worth population in China. Noah distributes over-the-counter wealth management products that are originated in China, including primarily fixed income products, private equity funds and securities investment funds. With over 300 relationship managers in 39 branch offices, Noah’s total coverage network encompasses China’s most economically developed regions where the high net worth population is concentrated. Through this extensive coverage network, product sophistication, and client knowledge, the Company caters to the wealth management needs of China’s high net worth population. For more information please visit the Company’s website at http://www.noahwm.com/

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the fiscal year 2011 and quotations from management in this announcement, as well as Noah’s strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the wealth management market in China and internationally; our expectations regarding demand for and market acceptance of the products we distribute; our expectations regarding keeping and strengthening our relationships with key clients; relevant government policies and regulations relating to our industry; our ability to attract and retain quality employees; our ability to stay abreast of market trends and technological advances; our plans to invest in research and development to enhance our product choices and service offerings; competition in our industry in China and internationally; general economic and business conditions in China; and our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1, as amended. Noah does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Noah undertakes no duty to update such information, except as required under applicable law.

Contacts:

Noah Holdings Limited

Investor Relations

Tel: +86 21 3860 2388

Investor Relations (TPE):

Sharon Fan, Senior Director

Taylor Rafferty

Tel: +886 2 2567 0939

Investor Relations (US):

Delia Cannan, Director

Taylor Rafferty

Tel: +1 (212)889-4350

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Noah Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In U.S. dollars except for share data)

	As of
	September 30, 2010	December 31, 2010
	$	$
Assets
Current assets:
Cash and cash equivalents	21,759,650	133,269,694
Restricted cash	74,615	75,758
Short-term investments	2,238,438	2,272,727
Accounts receivable, net of allowance for doubtful accounts of nil at September 30, 2010 and December 31, 2010, respectively	1,788,187	1,098,327
Other current assets	1,263,575	2,178,369
Deferred tax assets	61,899	1,185,345
Amounts due from related parties	1,952,418	1,017,434

Total current assets	29,138,782	141,097,654

Long-term Investments	—	4,445,455
Investment in affiliates	364,187	859,982
Property and equipment, net	1,100,880	1,406,247
Other non-current assets	237,239	480,564
Non-current deferred tax assets	—	25,000

Total Assets	30,841,088	148,314,902

Liabilities, Mezzanine Equity and Equity
Current liabilities:
Accrued payroll and welfare expenses	2,745,176	4,621,787
Income tax payable	2,925,127	5,906,654
Other current liabilities	2,423,947	3,799,946
Deferred tax liabilities	24,525	32,295

Total current liabilities	8,118,775	14,360,682
Uncertain tax position liabilities	1,276,450	1,364,122
Other non-current liabilities	—	961,277

Total Liabilities	9,395,225	16,686,081
Mezzanine Equity
Series A convertible redeemable preferred shares	4,478,190	—
Equity	16,967,673	131,628,821

Total Liabilities, Mezzanine Equity and Equity	30,841,088	148,314,902

Noah Holdings Limited

Unaudited Condensed Consolidated Income Statements

(In U.S. dollars, except for share data and percentages)

	Three months ended
	December 31, 2009	December 31, 2010	Change
	$	$
Revenues:
Third-party revenues	5,473,919	9,906,411	81.0%
Related party revenues	282,707	4,887,691	1628.9%

Total revenues	5,756,626	14,794,102	157.0%
Less: business taxes and related surcharges	(308,781)	(790,010)	155.8%

Net revenues	5,447,845	14,004,092	157.1%

Operating cost and expenses:
Cost of revenues	(964,019)	(2,560,956)	165.7%
Selling expenses	(1,128,258)	(3,533,004)	213.1%
General and administrative expenses	(1,263,039)	(1,835,112)	45.3%
Other operating income	42,968	9,345	(78.3%)

Total operating cost and expenses	(3,312,348)	(7,919,727)	139.1%

Income from operations	2,135,497	6,084,365	184.9%

Other income (expenses):
Interest income	22,898	98,667	330.9%
Other expense	(3,189)	(128,661)	3934.5%
Investment income	232,623	65,728	(71.7%)
Gain on change in fair value of derivative liabilities	265,500	—	(100%)

Total other income (expenses)	517,832	35,734	(93.1%)

Income before taxes	2,653,329	6,120,099	130.7%
Income tax expenses	(404,437)	(1,859,758)	359.8%
Loss from equity in affiliates	—	(12,707)	—

Net income attributable to Noah Shareholders	2,248,892	4,247,634	88.9%
Deemed dividend on Series A convertible redeemable preferred shares	(52,022)	—	(100%)

Net income attributable to ordinary shareholders	2,196,870	4,247,634	93.3%

Income per ADS, basic	0.06	0.08	33.3%
Income per ADS, diluted	0.04	0.08	100%
Margin analysis:
Gross margin	82.3%	81.7%
Operating margin	39.2%	43.4%
Net margin	41.3%	30.3%
Weighted average ADS equivalent: [1]
Basic	24,255,978	46,329,565
Diluted	45,700,309	47,807,742
ADS equivalent outstanding at end of period	24,750,000	55,660,000

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs

Noah Holdings Limited

Unaudited Condensed Consolidated Income Statements

(In U.S. dollars, except for share data and percentages)

	Twelve months ended
	December 31, 2009	December 31, 2010	Change
	$	$
Revenues:
Third-party revenues	14,257,047	30,996,179	117.4%
Related party revenues	1,145,535	9,068,669	691.7%

Total revenues	15,402,582	40,064,848	160.1%
Less: business taxes and related surcharges	(838,350)	(2,201,289)	162.6%

Net revenues	14,564,232	37,863,559	160.0%

Operating cost and expenses:
Cost of revenues	(2,508,861)	(6,570,752)	161.9%
Selling expenses	(3,168,051)	(8,488,457)	167.9%
General and administrative expenses	(4,435,557)	(7,292,577)	64.4%
Other operating income	230,547	172,737	(25.1%)

Total operating cost and expenses	(9,881,922)	(22,179,049)	124.4%

Income from operations	4,682,310	15,684,510	235.0%

Other income (expenses):
Interest income	57,622	179,069	210.8%
Other expense	(15,088)	(153,060)	914.4%
Investment income	358,824	281,076	(21.7%)
Gain(loss) on change in fair value of derivative liabilities	(796,500)	354,000	(144.4%)

Total other income (expenses)	(395,142)	661,085	(267.3%)

Income before taxes	4,287,168	16,345,595	281.3%
Income tax expenses	(638,755)	(4,790,089)	649.9%
Loss from equity in affiliates	—	(25,137)	—

Net income attributable to Noah Shareholders	3,648,413	11,530,369	216.0%

Deemed dividend on Series A convertible redeemable preferred shares	(208,088)	(108,348)	(47.9%)

Net income attributable to ordinary shareholders	3,440,325	11,422,021	232.0%

Income per ADS, basic	0.10	0.26	160.0%
Income per ADS, diluted	0.07	0.23	228.6%
Margin analysis:
Gross margin	82.8%	82.6%
Operating margin	32.1%	41.4%
Net margin	25.1%	30.5%
Weighted average ADS equivalent: [2]
Basic	22,242,328	33,331,836
Diluted	33,670,758	38,060,223

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs

Noah Holdings Limited

Supplemental Information

(unaudited)

	As of
	December 31, 2009	December 31, 2010	Change

Number of registered clients	9,641	16,296	69.0%

Number of relationship managers	192	341	77.6%

Number of branch offices	16	39	143.8%

	Three months ended
	December 31, 2009	December 31, 2010	Change
	(in millions of RMB, except percentages)

Active clients	506	621	22.7%

Transaction value:

Fixed income products	1,197	2,022	68.9%

Private equity fund products	1,085	2,336	115.3%

Securities investment funds and investment-linked insurance products	179	47	(73.7%)

Total transaction value	2,461	4,405	79.0%

Average transaction value per client	4.86	7.09	45.8%

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In U.S. dollars, except for share data and percentages)

(unaudited)

	Three months ended
	December 31, 2009	December 31, 2010
	$	$

Net income attributable to Noah Shareholders	2,248,892	4,247,634

Adjustment for share-based compensation related to:

Share options	38,812	422,319

Restricted shares	195,750	—
Adjustment for loss on change in fair value of derivative liabilities	(265,500)	—

Adjusted net income attributable to Noah Shareholders (non-GAAP)*	2,217,954	4,669,953

Net income per ADS, diluted	0.04	0.08

Adjustment for share-based compensation	0.01	0.01
Adjustment for loss on change in fair value of derivative liabilities	(0.01)	—

Adjusted net income per ADS, diluted (non-GAAP)*	0.04	0.09

Net margin	41.3%	30.3%

Adjustment for share-based compensation	4.3%	3.0%

Adjustment for loss on change in fair value of derivative liabilities	(4.9%)	0.0%

Adjusted net margin (non-GAAP)*	40.7%	33.3%

*	The non-GAAP adjustments do not take into consideration the impact of taxes on such adjustments.

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In U.S. dollars, except for share data and percentages)

(unaudited)

	Twelve months ended
	December 31, 2009	December 31, 2010
	$	$
Net income attributable to Noah Shareholders	3,648,413	11,530,369
Adjustment for share-based compensation related to:
Share options	133,612	909,446
Restricted shares	783,000	1,310,721
Adjustment for loss(gain) on change in fair value of derivative liabilities	796,500	(354,000)

Adjusted net income attributable to Noah Shareholders (non-GAAP)*	5,361,525	13,396,536

Net income per ADS, diluted	0.07	0.23
Adjustment for share-based compensation	0.03	0.06
Adjustment for loss(gain) on change in fair value of derivative liabilities	0.02	(0.01)

Adjusted net income per ADS, diluted (non-GAAP)*	0.12	0.28

Net margin	25.1%	30.5%
Adjustment for share-based compensation	6.3%	5.9%
Adjustment for loss(gain) on change in fair value of derivative liabilities	5.5%	(0.9%)

Adjusted net margin (non-GAAP)*	36.9%	35.5%

*	The non-GAAP adjustments do not take into consideration the impact of taxes on such adjustments.